CERTIFICATE OF AMENDMENT TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF
CONFORMIS, INC.
Conformis, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the Delaware General Corporation Laws (the “DGCL”), does hereby certify as follows:
FIRST: The name of the Corporation is Conformis, Inc., the date of filing of its Restated Certificate of Incorporation with the Secretary of State of the State of Delaware was July 7, 2015, the date of filing of its first Certificate of Amendment to its Restated Certificate of Incorporation with the Secretary of State of the State of Delaware was May 2, 2018 and the date of filing of its second Certificate of Amendment to its Restated Certificate of Incorporation with the Secretary of State of the State of Delaware was May 25, 2021.
SECOND: The text currently constituting the first sentence of Article “FOURTH” of the Restated Certificate of Incorporation of the Corporation is amended and restated in its entirety to read as follows:
“The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 20,000,000 shares of Common Stock, par value of $0.00001 per share (“Common Stock”) and (ii) 5,000,000 shares of Preferred Stock, par value $0.00001 per share (“Preferred Stock”). Upon the effectiveness of this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation, each 25 shares of Common Stock issued and outstanding at such time shall, automatically and without any further action on the part of the Corporation or the holder thereof, be combined into one validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain $0.00001 per share. No fractional shares shall be issued, and, in lieu thereof, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock, as determined by the Board of Directors of the Corporation. Each certificate that immediately prior to the effectiveness of this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation represented shares of Common Stock (an “Old Certificate”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”
THIRD: That resolutions were duly adopted in accordance with Section 141(f) of the DGCL by the Board of Directors of the Corporation setting forth this amendment to the Restated Certificate of the Corporation.
FOURTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

FIFTH: This Certificate of Amendment will become effective at 5:00 p.m. Eastern Standard Time on November 9, 2022.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed on its behalf, by Mark Augusti, its President and Chief Executive Officer, this 4th day of November, 2022.

CONFORMIS, INC.

By:    /s/ Mark A. Augusti
    Name: Mark A. Augusti
    Title: President and Chief Executive Officer